Mail Stop 3628
                                                               August 13, 2020

    Brian T. Stevens
    Vice President and Controller
    Mercedes-Benz Financial Services USA LLC
    36455 Corporate Drive
    Farmington Hills, Michigan 48331

            Re:    Mercedes-Benz Auto Lease Trust 2019-A
                   Form 10-K for Fiscal Year Ended December 31, 2019 Filed March 27, 2020
                   File No. 333-208533-07

    Dear Mr. Stevens:

          We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments.

    Exhibit 33.1

        1. Mercedes-Benz Financial Services USA LLC   s report on its
assessment of compliance
           with applicable servicing criteria includes a reference to Interpretation 17.06 of the SEC
           Division of Corporation Finance Manual of Publicly Available Telephone Interpretations.
           Please be advised that, on December 9, 2014, the Division of Corporation Finance
           renamed its publicly available interpretations as Compliance and Disclosure
           Interpretations (   C&DIs   ) and the interpretation regarding
vendors engaged by servicers
           is now C&DI 200.06. Please confirm that, in future filings for this and any other transaction for which you are the servicer, all references to any SEC interpretations on which a party relies will accurately reflect the C&DI format.

            We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian T. Stevens
Mercedes-Benz Auto Lease Trust 2019-A
August 13, 2020
Page 2

       Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

                                                         Sincerely,

                                                         /s/ Arthur C. Sandel

                                                         Arthur C. Sandel
                                                         Special Counsel
                                                         Office of Structured
Finance



cc:    Siegfried P. Knopf, Esq., Sidley Austin LLP
       Steven C. Poling, Esq., Mercedes-Benz Financial